
05064022

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, August 12, 2005, Series 2005-4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-100676
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
AUG 1 6 2005
WASH. D.C.
190
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.

By:____________________
Name: Marina Tulchin
Title: Vice President

By:____________________
Name: SUSAN VALENTI
Title: DIRECTOR

Dated: August 15, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[558,655,824]

(Approximate)

Mortgage Loan Trust
Series 2005-4

Deutsche Alt-A Securities, Inc.
(Depositor)

Deutsche Bank

August 12, 2005

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

PRELIMINARY TERM SHEET DATED: August 12, 2005
Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-4
$[558,655,824] ***(Approximate)***
Subject to a variance
All Terms and Conditions are subject to change

Structure Overview(1)

Class	Approximate Size ($)	Type	WAL (yrs) to Maturity	Pass-Through Rate	Expected Ratings (2 out of 3)
II-A-1	[184,384,280]	Floater	0.90	L + 25(7)	Aaa/AAA
II-A-2	[91,061,878]	Fixed	2.05	5.25%(6)	Aaa/AAA
II-A-3	[89,342,156]	Fixed	3.10	5.30%(6)	Aaa/AAA
II-A-4	[81,716,501]	Fixed	5.00	5.52%(6)	Aaa/AAA
II-A-5	[56,285,424]	Fixed	9.54	5.96%(6)	Aaa/AAA
II-A-6	[54,189,614]	Fixed / NAS	6.52	5.45%(6)	Aaa/AAA
II-A-7	[1,675,967]	Fixed / NAS / Support	6.52	5.45%(6)	Aaa/AAA
II-A-X1	NA(2)	Floating IO	3.65	(3)	Aaa/AAA
II-A-X2	NA(4)	Floating IO	3.47	(5)	Aaa/AAA
TOTAL	**$[558,655,824]**				

(1) The Structure is preliminary and subject to change
(2) The Class II-A-X1 Certificates will be interest-only certificates and will bear interest based on a notional balance which will be equal to the balance of the Group II Senior Certificates, which is initially equal to $[558,655,824].
(3) The Pass-Through Rate for the Class II-A-X1 Certificates will be a variable rate equal to (i) the lesser of (a) [6.00%] per annum and (b) the Net Rate for Group II Mortgage Loans minus (ii) the weighted average Pass-Through Rate for the Group II Senior Certificates.
(4) The Class II-A-X2 Certificates will be interest-only certificates and will bear interest based on a notional balance which will be equal to the balance of the Group II Mortgage Loans, which is initially equal to $[600,705,187].
(5) The Pass-Through Rate for the Class II-A-X2 Certificates will be a variable rate equal to the greater of (i) the Net Rate for the Group II Mortgage Loans minus [6.00%] per annum and (ii) 0.00%.
(6) The Pass-Through Rate for all Group II Senior Certificates, with the exception of the Class II-A-1 Certificates, will equal to the Pass-Through Rates specified above subject to the Net Rate for Group II mortgage loans.
(7) The Pass-Through Rate for the Class II-A-1 Certificates will be a floating rate equal to the Formula Rate subject to the lesser of (i) the Net Rate for the Group II Mortgage Loans and (ii) 6.00%. The "Formula Rate" is equal to One Month LIBOR plus 0.25% subject to a maximum rate of 10.00% per annum.

[TRW: NYLEGAL:364151.21 17988 00000 08/11/2005 09:09 PM

Transaction Overview

Certificates:	The Class II-A1, Class II-A-2, Class II-A-3, Class II-A-4, Class II-A-5, Class II-A-6, Class II-A7 Class II-A-X1, and Class II-A-X2 Certificates (together, the "Group II Senior Certificates"), the Class M Certificates (the "Mezzanine Certificates") and the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (together, the "Class B Certificates" and together with the Mezzanine Certificates, the "Subordinate Certificates").
Pricing Speed:	Group II: 100% PPC (100% PPC is 8% CPR growing to 24% CPR over 12 months).
Depositor:	Deutsche Alt-A Securities, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Trustee:	HSBC Bank USA, National Association
Credit Risk Manager:	The Murrayhill Company
Cut-off Date:	August 1, 2005
Closing Date:	August 30, 2005
Investor Closing Date:	August 31, 2005
Legal Structure:	REMIC
Optional Call:	5% Cleanup Call
Distribution Dates:	25th of each month, or next business day, commencing September 26, 2005

[TPW: NYLEGAL:364151.31 17988 00000 08/11/2005 09:00 PM

Transaction Overview (Cont.)

Collateral:

- The Group II Mortgage Loans will consist of 30 year fixed rate mortgage loans with an expected aggregate principal balance of $[600,705,187] as of the Cut-off Date subject to a 5% variance. The Group II Senior Certificates will be entitled to payments from amounts received or advanced in respect of the Group II Mortgage Loans. The Subordinate Certificates will be entitled to payments from amounts received or advanced in respect of all of the mortgage loans included in the trust fund.

Prefunding Account

- On the Closing Date, it is estimated that up to approximately $[150,176,300] (25% of the expected Group II Mortgage Loans) will be deposited into a segregated account referred to as the prefunding account (the "Prefunding Account"). The amount deposited in the Prefunding Account will be used solely to purchase certain of the Group II Mortgage Loans after the Closing Date for a period of three months after the Closing Date (the "Prefunding Period"). If any amounts are left in the Prefunding Account following the Prefunding Period in respect of a loan group, the holders of the related Class A Certificates, as applicable, will receive that amount as a principal payment on the applicable distribution date.

Credit Enhancement:

- Credit Enhancement for the Group II Senior Certificates and the Subordinate Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [7.00]% +/- 0.50% with respect to the Group II Senior Certificates.

ERISA:

- The Group II Senior Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Group II Senior Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the code or other similar laws.

Cashflow Description:

- Distributions on the Group II Senior Certificates and the Subordinate Certificates will be made on the 25th day of each month (or next business day). The payments to the Group II Senior Certificates, to the extent of the available funds from the Group II Mortgage Loans, will be made according to the following priority:
- Group II Available Funds:
  1. Payments of interest, pro rata, to the Group II Senior Certificates; provided, however, on any Distribution Date on which the pass-through rate for the Class II-A-1 Certificates is limited to the lesser of (x) the Net Rate on the Group II Mortgage Loans or (y) 6.00%, any interest distributable to the Class II-A-X2 Certificates will instead be distributed to the Class II-A-1 Certificates, up to an amount equal to the difference between (i) the interest that the Class II-A-1 Certificates would have been entitled to receive had its pass-through rate not been limited as set forth above and (ii) the amount of interest paid on such Class II-A-1 Certificates on such Distribution Date at such limited pass-through rate, provided that in no event shall the pass-through rate on the Class II-A-1 Certificates exceed 10.00% per annum. In the event that the interest otherwise distributable to the Class II-A-X2 Certificates is insufficient to cover such amounts, any interest distributable to the Class II-A-X1 Certificates will then be used to cover such amounts prior to the distribution of interest to the Class II-A-X1 Certificates in accordance with the preceding sentence.
  2. Payments of principal to the Class II-A-6 and Class II-A-7 Certificates, pro-rata, up to an amount equal to the Class II-A-6 and Class II-A-7 Priority Amount.
  3. Payments of principal, sequentially, to the Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4 and Class II-A-5 Certificates, in that order, until reduced to zero.
  4. Payments of principal to the Class II-A-6 and Class II-A-7 Certificates, pro-rata, without regard to the Class II-A-6 and Class II-A-7 Priority Amount, until reduced to zero.

Shift Percentage:

- The Shift Percentage is equal to 0% for the first 3 years following the Closing Date, 45% for the fourth and fifth year following the Closing Date, 80% in the sixth year following the Closing Date, 100% in the seventh, eighth and ninth year following the Closing Date, and 300% for any year thereafter

Transaction Overview (Cont.)

Class II-A-6 and Class II-A-7 Priority Amount:	☐ The Class II-A-6 and Class II-A-7 Priority Amount will equal the product of (i) the senior principal distribution amount allocable to the Group II Senior Certificates, (ii) the Class II-A-6 and Class II-A-7 Priority Percentage and (iii) the Shift Percentage. The "Class II-A-6 and Class II-A-7 Priority Percentage" is the percentage equivalent of a fraction, the numerator of which is the certificate principal balance of the Class II-A-6 and Class II-A-7 Certificates and the denominator of which is the aggregate certificate principal balance of the Group II Senior Certificates.
Shifting Interest:	☐ The Group II Senior Certificates will be entitled to receive 100% of the prepayments on the Group II Mortgage Loans on any Distribution Date during the first [five] years following the Closing Date (the "Senior Prepayment Percentage"). Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Group II Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of aggregate certificate principal balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses incurred on the Group II Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date. ☐ Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the aggregate principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Aggregate Subordinate Amount does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed (a) on or prior to [August 2008], 20% or (b) after [August 2008], 30%, then prepayments will be allocated among all certificates on a pro rata basis. ☐ If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the Subordinate Prepayment Percentage can be allocated to the Subordinate Certificates.
Senior Percentage:	☐ With respect to any Distribution Date, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the Group II Senior Certificates immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Group II Mortgage Loans as of the first day of the related Due Period.
Subordinate Percentage:	☐ For any Distribution Date will be 100% minus the related Senior Percentage.
Allocation of Losses:	☐ Realized Losses on the Group II Mortgage Loans will be allocated to the most junior class of certificates outstanding beginning with the Class B-5 Certificates, until the certificate principal balance of the Subordinate Certificates and Mezzanine Certificates has been reduced to zero. Thereafter, Realized Losses on the Group II Mortgage Loans will be allocated pro rata to the Group II Senior Certificates (other than the Class II-A-X1 Certificates and Class II-A-X2 Certificates); provided, however, that any Realized Losses on the Group II Mortgage Loans that would otherwise be allocated to the Class II-A-6 Certificates will be allocated instead to the Class II-A-7 Certificates, until its Certificate Balance is reduced to zero.

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY OF THE GROUP II MORTGAGE LOANS*

Aggregate Principle Balance	$[600,705,187]	+/- 5%
Average Principal Balance	$234,983	+/- 10%
Weighted Average Gross Coupon	6.557%	+/- 10 bps
Weighted Average Remaining Term	358 months	+/- 2 months
Single Family Detached / PUD	73.03%	+/- 5%
State Concentration	29% CA	
Weighted Average Original LTV	75.64%	+/- 5%
Weighted Average FICO	714	+/- 10
Interest Only Loans	28.8%	+/- 5%
Prepayment Penalties	46.08%	+/- 5%
Percent Conforming Balance	58.97%	+/- 5%
Full/Stated Docs	82.85%	+/- 10%
Non Owner Occupied	27.36%	+/- 10%
Originators +/-		
Greenpoint	45%	
Impac	30%	
Mortgage IT	6%	

* Expected as of the Cut-off Date.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
MBS Trading	
Anilesh Ahuja	212-250-2669
Mark Ginsberg	212-250-2669
Marina Tukhin	212-250-2669
MBS Banking	
Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865
Rika Yano	212-250-6997
Daniel Murray	212-250-0864
MBS Analytics	
Steve Lumer	212-250-0115
Erica Pak	212-250-2247
John Napoli	212-250-0993